Filed pursuant to Rule 424(b)(5)
Registration No. 333-160316

Subject to Completion, dated June     , 2009

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated June     , 2009)

             Shares

Common Stock

We are offering              shares of our common stock.

Our common stock is listed on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “IBKC.” On June     , 2009, the last reported sale price of our common stock as reported on NASDAQ was $             per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares in the aggregate from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The shares will be ready for delivery on or about                     , 2009.

Goldman, Sachs & Co.	Keefe, Bruyette & Woods

Stifel Nicolaus

The date of this prospectus supplement is June     , 2009.

IBERIABANK Corporation Locations

St. Louis
Northwest Arkansas
Northeast Arkansas
North Central Arkansas
Tulsa
Memphis
Ardmore
Central Arkansas/ Little Rock
Mississippi
NE Louisiana/ Monroe
Shreveport
Alexandria
Baton Rouge
Mobile
Dallas
Houston
New Orleans/ Northshore
Lake Charles
Acadiana
Houma
Morgan City
Legend
IBERIABANK
IBERIABANKfsb
IBERIABANK Mortgage
Lenders/United Title & American Abstract

IBERIABANK
Corporation™

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements and documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in our common stock. See “Where You Can Find Additional Information.” Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to IBERIABANK Corporation and its wholly owned subsidiaries. Unless otherwise indicated, information presented herein is as of June     , 2009.

IBERIABANK Corporation

Company Overview. IBERIABANK Corporation, a Louisiana corporation, is a multi-bank financial holding company. We are the second largest financial institution holding company headquartered in Louisiana. We are the holding company for IBERIABANK, a Louisiana banking corporation headquartered in Lafayette, Louisiana, IBERIABANK fsb, a federal savings bank headquartered in Little Rock, Arkansas, and Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas. We currently operate 152 offices, including 90 bank branch offices in Louisiana, Arkansas, Alabama, and Tennessee, one loan production office in Texas 26 title insurance offices in Arkansas and Louisiana, and mortgage representative offices in 35 locations in eight states. At March 31, 2009, we had total assets of $5.5 billion, total deposits of $4.1 billion, and total shareholders’ equity of $655.6 million.

We offer traditional commercial bank products and services to our clients. These products and services include a broad array of commercial, consumer, mortgage, and private banking products and services, cash management, deposit and annuity products and investment brokerage services.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and our telephone number is (337) 521-4003. Our website is located at www.iberiabank.com. The information contained on our website is not part of this prospectus supplement.

Strategic Focus. We operate principally in markets that are considered metropolitan in nature where we believe our business model provides us a competitive advantage over larger competitors. We believe we are able to attract clients who recognize the importance of developing a strong banking relationship and value our organization’s focus. We emphasize understanding the needs of our clients, operating in a decentralized manner, and providing consistency and speed in our decision-making. In many respects, we are able to tailor our services to local needs as we operate very close to our clients. Through this business model, we have sought to remain agile, with comprehensive capabilities and local market knowledge. This approach has enabled us to compete effectively against both larger, less versatile competitors and smaller community financial institutions.

We have made significant improvements in our franchise over the past 10 years. These improvements include greater geographic and client diversification, enhancements in revenues and earnings, and solid investments in personnel and infrastructure. Our expanded geographic dispersion throughout our nine-state footprint provides significantly greater loan, deposit, and revenue diversification and growth opportunities. Over the last 10 years, we have implemented risk diversification and reduction strategies that have lowered our risk posture. The benefits of this diversification effort have been evident in areas such as reduced credit risk, improved interest rate risk positioning, and reduced operating risk. Solid revenue and earnings growth during this period resulted in a significant improvement in fully diluted earnings per share, or EPS. We have a stated belief that continuous enhancements in sustainable EPS ultimately leads to value creation for our shareholders through an improved stock price and higher dividend payments. We believe the interests of our executive management team and board of directors are fully aligned with the interests of our shareholders.

Growth Opportunities. Since we completed our initial public offering in 1995, approximately 46% of our asset growth was obtained through organic, or internal, growth and the remainder has been through acquisitions, or external growth. Our acquisition efforts have historically focused on selected markets and have been targeted to fill out the franchise in selected markets that we consider to be contiguous to, or natural extensions of, our current markets. While we have historically explored many acquisition opportunities both inside and outside of our current footprint, our selective nature, financial approach to acquisitions, and strategic focus have narrowed the scope of opportunities that we considered worthy of active pursuit.

Since 2000, we have completed acquisitions of six financial institutions:

Acquisition	Headquarters	Date Acquisition Completed	At Acquisition
			Assets (1)	Deposits
			(Dollars in thousands)
Acadiana Bancshares, Inc.	Lafayette, LA	February 28, 2003	$336,544	$209,972
Alliance Bank of Baton Rouge	Baton Rouge, LA	February 29, 2004	78,127	61,772
American Horizons Bancorp, Inc.	Monroe, LA	January 31, 2005	276,943	192,653
Pocahontas Bancorp, Inc. (2)	Jonesboro, AR	February 1, 2007	749,230	582,435
Pulaski Investment Corporation (2)	Little Rock, AR	January 31, 2007	580,525	422,621
ANB Financial, N.A. (3)	Bentonville, AR	May 9, 2008	239,981	189,708

(1)	Includes intangible assets generated from the acquisitions including goodwill and core deposit intangibles.

(2)	Pocahontas Bancorp, Inc. was the holding company for First Community Bank, a federal savings bank. Pulaski Investment Corporation was the holding company for Pulaski Bank and Trust Company, an Arkansas state bank. Subsequent to these acquisitions, Pulaski Bank and Trust Company merged into First Community Bank, which changed its corporate name to Pulaski Bank and Trust Company. Recently, Pulaski Bank and Trust Company changed its name to IBERIABANK fsb.

(3)	An FDIC-assisted transaction. Loans assumed totaled $2.4 million.

Given our limited exposure to lending areas such as subprime loans or construction and land development loans and our experience in recent FDIC-related transactions, we believe we occupy a relatively favorable position compared to many other financial institutions. As a result, we anticipate additional opportunities to acquire failed or problem financial institutions.

In addition to strategic acquisitions, our approach to business continues to attract banking personnel to us. Our recruiting efforts accelerated dramatically in the aftermath of the hurricanes in the fall of 2005. In addition to recruiting talent immediately after the storms, we were successful in recruiting individuals and teams in Baton Rouge, New Orleans, Memphis, Mobile and Houston. Attracting and recruiting talented professionals have been significant drivers of growth for our business, and we expect to continue this effort in the future.

Financial Summary Table. The following table shows our financial performance and asset quality over the past five years in several key financial measures:

	At and for the Three Months Ended March 31,		At and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)
	(unaudited)		(audited)
Net income	$9,145	$13,335	$39,912	$41,310	$35,695	$22,000	$27,339
Earnings per common share—diluted(1)	.36	1.02	2.97	3.21	3.48	2.19	2.96
Book value per common share	40.98	39.76	40.53	38.99	31.07	27.60	25.62
Tangible book value per common share	24.82	19.51	24.20	19.06	21.43	17.07	17.67
Cash dividends per share	0.34	0.34	1.36	1.34	1.22	1.00	0.85
Total assets	5,548,073	5,132,292	5,583,226	4,916,958	3,203,036	2,852,592	2,448,602
Total loans	3,757,959	3,424,545	3,744,402	3,430,039	2,234,002	1,918,516	1,650,626
Total deposits	4,133,480	3,811,161	3,995,816	3,484,828	2,422,582	2,242,956	1,773,489
Total shareholders’ equity	655,586	511,658	734,208	498,059	319,551	263,569	220,162
Net charge-offs to average loans	0.24%	0.21%	0.28	0.06%	0.02%	0.20%	0.18%
Nonperforming loans to total loans (2)	0.98	1.11	0.81	1.13	0.13	0.30	0.34

(1)	All per share information has been restated to reflect the five-for-four stock split effected in the form of a stock dividend paid on August 15, 2005. Per share data reflects the adoption of EITF 03-6-1. See further discussion under “Selected Historical Financial Data.”

(2)	Nonperforming loans consist of non-accruing loans and loans 90 days or more past due.

Asset Quality. Over the last 10 years, our loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also the potential for higher charge-off and nonperforming levels. In recognition of this, we have tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten our loan policy, refined our loan loss methodology and developed an internal loan review function. Management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time have contributed to the credit quality of the Company’s assets.

Our nonperforming assets totaled $52.7 million, or 0.95% of total assets at March 31, 2009. Of the $52.7 million in nonperforming assets, $33.5 million, or 63.5% of total nonperforming assets, is related to IBERIABANK fsb. IBERIABANK had nonperforming assets of $19.2 million at March 31, 2009, which represented 0.48% of IBERIABANK’s total assets at March 31, 2009.

While the majority of our loan portfolio continues to perform well, the builder construction loan portfolio, primarily construction and land development loans, we acquired as part of the Pulaski Investment Corporation acquisition exhibited credit deterioration in 2007 and into 2008 as a result of slow housing conditions. Our efforts to address the risk in the portfolio decreased nonperforming assets in this portfolio to $7.9 million at March 31, 2009, or 41.3% of total IBERIABANK fsb nonperforming loans and 21.6% of our consolidated nonperforming loans from $10.3 million, 46.0% and 34.1% at December 31, 2008. Our builder construction portfolio has steadily declined as we have focused on its disposition.

Subsidiaries. IBERIABANK, one of the oldest financial institutions with continuous operations in the state of Louisiana, began operations in New Iberia, Louisiana in 1887. IBERIABANK has four active, wholly owned non-bank subsidiaries: Iberia Financial Services, LLC; IBERIABANK Insurance Services; IBERIABANK Asset Management, Inc.; and Acadiana Holdings, LLC. Iberia Financial Services manages the brokerage services offered by IBERIABANK. IBERIABANK Insurance Services is a licensed insurance agency and facilitates the receipt of insurance commissions from the sale of variable annuities, life, health, dental and accident insurance products. IBERIABANK Asset Management provides wealth management services to high net worth individuals, pension funds, corporations and trusts. Acadiana Holdings owns and operates a commercial office building that also serves as IBERIABANK Corporation’s headquarters and IBERIABANK’s main office.

IBERIABANK fsb has two active, wholly owned non-bank subsidiaries, IBERIABANK Mortgage Company and P.F. Services, Inc. IBERIABANK Mortgage offers one-to-four family conforming residential mortgage loans in Louisiana, Arkansas, Tennessee, Mississippi, Oklahoma, Texas, Missouri, and Illinois. P.F. Services, Inc. owns an office building which we plan to divest.

Lenders Title provides a full line of title insurance and loan closing services for both residential and commercial customers in locations throughout Arkansas. Lenders Title has two active, wholly owned subsidiaries, Asset Exchange, Inc. and United Title of Louisiana, Inc. Asset Exchange, Inc. provides qualified intermediary services to facilitate Internal Revenue Code Section 1031 tax deferred exchanges. United Title provides a full line of title insurance and loan closing services for both residential and commercial customers in locations throughout Louisiana.

TARP Preferred Stock Redemption and Warrant Repurchase

The Emergency Economic Stabilization Act of 2008, or the EESA, authorized the U.S. Treasury Department to take actions to restore stability and liquidity to the financial system in the U.S. The EESA established the Troubled Asset Relief Program, or the TARP, and the Treasury Department established the Capital Purchase Program, or the CPP, under TARP. Pursuant to the CPP, qualified financial institutions may issue and sell senior preferred stock and warrants to purchase common stock to the Treasury Department, the proceeds of which will qualify as Tier 1 regulatory capital in an amount of between 1% and 3% of risk-weighted assets.

We submitted an application to the Treasury Department, which was approved, to participate in the CPP in an amount up to $115 million, or approximately 3% of our total risk-weighted assets, which our board of directors subsequently decided to reduce to $90 million. On December 5, 2008, the CPP transaction was consummated. Pursuant to the CPP transaction, for an aggregate purchase price of $90 million under then current Treasury Department guidelines we:

•	Issued and sold 90,000 shares of our preferred stock to the Treasury Department under the terms and conditions of the CPP; and

•

Issued and sold a warrant to the Treasury Department to purchase 276,980 shares of our common stock equal, in the aggregate, to 15% of the Treasury Department’s investment amount in our preferred stock, or approximately $13.5 million. The exercise price for the warrant was $48.74 per share of common stock and was based on an average market price of our common stock.

The preferred stock qualified as Tier 1 capital and paid cumulative dividends at a rate of 5% per annum for the first five years, and 9% thereafter. The dividends ranked senior to any junior preferred stock and our common stock. The preferred stock was non-voting, other than class voting rights on certain matters that could adversely affect the preferred stock and the ability of the holders of the preferred stock to elect directors to our board of directors if dividends on the preferred stock had not been paid. The preferred stock was redeemable by us with the proceeds from a qualifying equity offering of any Tier 1 perpetual preferred stock or common stock, or a combination of both, for cash.

The warrant was exercisable in full immediately. If on or prior to December 31, 2009, we raised at least 100% of the Treasury Department’s total investment amount in the preferred stock from one or more qualified equity offerings, then the number of shares of our common stock underlying the warrant then held by the Treasury Department was reduced by 50%. In addition, the warrant had customary anti-dilution provisions.

On December 16, 2008, we completed a follow-on public offering of 2,875,000 shares of our common stock. Net proceeds from the public offering were approximately $110 million. The public offering constituted a qualifying equity offering, allowing us the ability to redeem the preferred stock held by the Treasury Department at any time thereafter and reducing the common stock underlying the warrant to 138,490 shares.

On March 31, 2009, we announced the redemption of all shares of preferred stock sold to the Treasury Department for a purchase price of $90 million. In connection with the redemption, we incurred a charge of approximately $2.2 million in the first quarter in the form of an accelerated deemed dividend to account for the difference between the amount at which the preferred stock sale was initially recorded and its redemption price. The accelerated dividend was combined with the previously scheduled cash dividend, resulting in a total deemed dividend of $3.4 million during the quarter ended March 31, 2009.

On May 20, 2009, we announced that we had repurchased the warrant for $1.2 million. The repurchase had no impact on our results of operations. Payment of the repurchase price resulted in reduction of our cash and an offsetting reduction of paid-in capital.

Recent Developments

Financial highlights for the two-month period ended May 31, 2009 include the following:

•	Balance Sheet:

•	At May 31, 2009, we had total assets of $5.7 billion, deposits of $4.2 billion and shareholders’ equity of $665.6 million.

•

Commercial loans increased $58.3 million during the two-month period ended May 31, 2009, or 14.9% annualized, reflecting consistent production outpacing loan repayment activity. Residential mortgage loans decreased during the two-month period by $23.9 million, or 28.1% annualized, primarily due to continued prepayments of existing loans.

•

Investment portfolio increased $19.7 million, or 1.9%, during the two-month period. The investment portfolio totaled $1.0 billion at May 31, 2009, which includes unrealized gains in the available-for-sale portfolio of $21.7 million, compared to an unrealized gain of $25.2 million at March 31, 2009. We also realized $1.3 million in pre-tax gains on the sale of securities during the two-month period ended May 31, 2009, compared to no material gains or losses in the first quarter of 2009.

•	During the two-month period ended May 31, 2009, total borrowings increased $63.9 million, or 9.3%, primarily in short-term repurchase agreements.

•	Net Interest Margin:

•

Our taxable equivalent net interest rate margin improved 15 basis points, from 3.02% for the quarter ended March 31, 2009, to 3.17% for the two months ended May 31, 2009. Much of this improvement is attributable to a decrease in our short- and long-term borrowing rates.

•

Margin improvement was also driven by a decrease in interest-bearing deposit rates of 18 basis points, from 2.09% for the three months ended March 31, 2009, to 1.91% for the two months ended May 31, 2009.

•	Earning asset yield improved three basis points, from 4.98% at March 31, 2009, to 5.01% at May 31, 2009.

•	Expenses:

•	Our taxable equivalent tangible efficiency ratio improved to 67.9% for the two months ended May 31, 2009, from 69.9% for the quarter ended March 31, 2009.

•	Capital:

•	At May 31, 2009, all capital ratios of IBERIABANK Corporation, IBERIABANK, and IBERIABANK fsb continued to exceed the “well-capitalized” level.

•	Other Items:

•

In April 2009, we announced a name change of Pulaski Bank and Trust Company to “IBERIABANK fsb.” The name change, which provides common branding across our rapidly expanding footprint, became effective in May 2009 and resulted in a $0.6 million pre-tax charge relating to the write-off of the old signage.

•

On May 20, 2009, we announced that we had repurchased a warrant to purchase our common stock held by the U.S. Department of the Treasury for $1.2 million. Payment of the repurchase price resulted in the reduction of our cash and an offsetting reduction of our paid-in-capital.

Other items impacting the financial results for the quarter ending June 30, 2009, include the following:

Our expectations with respect to the financial results for the quarter ending June 30, 2009, as described below, are estimates only based on our preliminary review and are subject to final closing adjustments and our internal review, controls, and procedures and the review by our independent accounting firm, which will apply its normal quarterly review procedures. Any of such closing adjustments or internal or external reviews may materially impact the results for the quarter ending June 30, 2009.

•	We expect to incur an approximate $2.6 million pre-tax charge relating to the special assessment imposed on all FDIC-insured institutions.

•

We expect to realize between $5.5 million and $6.2 million in pre-tax gains on the sale of securities during the quarter ending June 30, 2009. We did not realize material gains or losses for these activities during the quarter ended March 31, 2009.

•

We anticipate net-charge offs for the quarter ending June 30, 2009, will be between $3.0 million and $3.5 million, or between 0.32% and 0.37% of estimated average loans, relative to 0.24% for the quarter ended March 31, 2009.

•	Non-performing assets are expected to be between $56.0 million and $60.0 million at June 30, 2009, compared to $52.7 million at March 31, 2009.

•

We further expect to continue to proactively increase our loan loss reserve level and currently anticipate that our provision for loan losses for the quarter ending June 30, 2009, will be between $7.5 million and $8.0 million as compared to $3.0 million for the quarter ended March 31, 2009. This will likely result in the ratio of loan loss reserves to total loans of between 1.18% and 1.22% at June 30, 2009, relative to 1.11% at March 31, 2009.

Based on the results for the two months ended May 31, 2009 and our current expectations for the month ending June 30, 2009, we estimate that our earnings per share (diluted) for the quarter ending June 30, 2009, will be in the range of $0.48 to $0.53.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Public offering price per share	$

Use of proceeds	We intend to use the net proceeds of this offering to fund possible future acquisitions of other financial services businesses, for general corporate purposes, our working capital needs and investments in our subsidiaries to support our continued growth.

Nasdaq Global Select Market Symbol	IBKC

Risk factors	Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-11 and the other information included in this prospectus supplement before investing in our securities.

The number of shares of our common stock to be outstanding after the offering is based on actual shares outstanding as of June     , 2009 and does not include              shares of common stock reserved for issuance in connection with the underwriters’ option to purchase additional shares to cover over-allotments. In addition, the number of shares of common stock to be outstanding after this offering excludes the following, in each case as of June     , 2009:

•	1,263,503 shares of common stock issuable upon exercise of options outstanding under our various equity incentive plans, having a weighted average exercise price of $41.07 per share; and

•	221,471 additional shares of common stock reserved for issuance pursuant to our various equity incentive plans.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2008, 2007 and 2006 is derived from our audited consolidated financial statements incorporated by reference into this prospectus, except the per share data described in detail below. The selected consolidated financial data as of and for the years ended December 31, 2005 and 2004 is derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus. The summary consolidated financial data for the three-month periods ended March 31, 2009 and 2008 is derived from our unaudited consolidated financial statements incorporated by reference into this prospectus and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of management, our unaudited consolidated financial statements for the three months ended March 31, 2009 and 2008 include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Results from past periods are not necessarily indicative of results that may be expected for any future period. This selected historical financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008, and with our consolidated financial statements and related notes incorporated by reference to this prospectus.

In June 2008, the Financial Accounting Standards Board (“FASB”) issued FASB EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. EITF 03-6-1 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Effective January 1, 2009, these awards are now included in the calculation of basic earnings per share under the two-class method, a change that reduces both basic and diluted earnings per share. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating securities awards that receive dividends will be allocated the same amount of income as if they were outstanding shares.

All prior period earnings per share data presented have been adjusted retrospectively to conform to the provisions of the principle. Previously, we included unvested share payment awards in the calculation of diluted earnings per share under the treasury stock method. Previously reported per share data was calculated using the treasury stock method.

(Dollars in thousands, except per share amounts)
	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Income Statement Data:
Total interest income	$60,321	$67,310	$263,827	$262,246	$165,292	$135,248	$108,610
Total interest expense	24,034	34,484	126,183	138,727	73,770	50,450	33,982

Net interest income	36,287	32,826	137,644	123,519	91,522	84,798	74,628
Provision for (Reversal of) loan losses	3,032	2,695	12,568	1,525	(7,803)	17,069	4,041
Net interest income after provision for (reversal of) loan losses	33,255	30,131	125,076	121,994	99,325	67,729	70,587
Total non-interest income	23,730	26,286	91,932	76,594	23,450	26,141	23,217
Total non-interest expense	43,792	36,796	161,226	140,118	72,545	63,708	54,291

Income before income taxes	13,193	19,621	55,782	58,470	50,230	30,162	39,513
Income taxes	4,048	6,266	15,870	17,160	14,535	8,162	12,174

Net income	9,145	13,355	39,912	41,310	35,695	22,000	27,339
Preferred stock dividends	3,350	—	348	—	—	—	—

Income available to common shareholders	$5,795	$13,355	$39,564	$41,310	$35,695	$22,000	$27,339

(Dollars in thousands, except per share amounts)
	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Per Common Share Data: (1)
Income available to common shareholders, basic	$0.36	$1.04	$3.04	$3.31	$3.67	$2.33	$3.18
Income available to common shareholders, diluted	0.36	1.02	2.97	3.21	3.48	2.19	2.96
Cash dividend declared per common share	0.34	0.34	1.36	1.34	1.22	1.00	0.85
Book value per common share (2)	40.98	39.76	40.53	38.99	31.07	27.60	25.62
Tangible book value per common share (2)	24.82	19.51	24.20	19.06	21.43	17.07	17.67
Basic weighted average common shares outstanding	15,928,634	12,778,373	13,045,855	12,481,050	9,708,025	9,398,597	8,559,672
Diluted weighted average common shares outstanding	15,728,518	12,687,799	12,970,054	12,571,580	9,926,510	9,757,393	9,042,129
Previously reported per share data:
Basic weighted average shares outstanding	15,928,634	12,413,477	12,688,741	12,203,127	9,401,245	9,154,994	8,377,008
Diluted weighted average shares outstanding	15,728,518	12,737,599	13,026,897	12,641,267	9,993,352	9,812,502	9,092,891
Income available to common shareholders, basic	0.36	1.08	3.12	3.39	3.80	2.40	3.26
Income available to common shareholders, diluted	0.36	1.05	3.04	3.27	3.57	2.24	3.01
Balance Sheet Data (period end):
Investment securities	$1,017,963	$854,323	$889,476	$804,877	$581,352	$572,582	$566,955
Loans, net of unearned income (3)	3,757,959	3,424,545	3,744,402	3,430,039	2,234,002	1,918,516	1,650,626
Mortgage loans held for sale	81,077	80,130	63,503	57,695	54,273	10,515	8,109
Total loans (3) (4)	3,839,036	3,504,675	3,807,905	3,487,734	2,288,275	1,929,031	1,658,735
Interest-earning assets	4,942,288	4,541,923	4,910,949	4,354,561	2,932,818	2,589,806	2,268,790
Goodwill and other intangible assets	259,060	259,648	259,683	254,627	99,070	100,596	68,310
Total assets	5,548,073	5,132,292	5,583,226	4,916,958	3,203,036	2,852,592	2,448,602
Total deposits	4,133,480	3,811,161	3,995,816	3,484,828	2,422,582	2,242,956	1,773,489
Junior subordinated debt	111,860	112,208	111,947	105,097	52,672	37,282	30,930
Other borrowings	574,427	635,945	664,745	788,673	386,930	281,779	411,612
Tangible shareholders’ equity (5)	396,285	251,986	474,337	243,412	220,439	162,897	151,667
Total shareholders’ equity	655,586	511,658	734,208	498,059	319,551	263,569	220,162
Annualized Performance Ratios (6):
Common dividends declared on income available to common shareholders	59.57%	32.75%	46.57%	41.61%	33.64%	43.56%	26.55%
Return on average assets	0.67	1.08	0.77	0.90	1.19	0.81	1.17
Return on average tangible assets (7)	0.75	1.18	0.86	1.01	1.27	0.89	1.24
Return on average equity	4.99	10.46	7.56	8.87	12.86	8.41	12.98
Return on average tangible equity (8)	8.18	21.80	15.75	19.20	20.75	14.23	19.77
Return on average common equity (9)	3.59	10.46	7.59	8.87	12.86	8.41	12.98
Return on average tangible common equity (10)	5.17	21.48	16.15	19.20	20.75	14.23	19.77
Net interest margin (TE) (11) (12)	3.02	3.04	3.03	3.13	3.42	3.54	3.60
Efficiency ratio	72.97	62.25	70.23	70.02	63.10	57.43	55.49
Tangible efficiency ratio (13)	69.93	59.66	67.27	66.71	62.15	56.83	54.79
Asset Quality Ratios:
Allowance for loan losses to period end loans	1.11%	1.14%	1.09%	1.12%	1.34%	1.98%	1.22%
Allowance for loan losses to period end non-performing loans	113.50	103.30	134.90	98.77	993.76	659.29	355.17

(footnotes on following page)

(Dollars in thousands, except per share amounts)
	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Non-performing loans and OREO to period end loans and OREO	1.40	1.39	1.24	1.40	0.22	0.31	0.37
Non-performing assets to period end total assets	0.95	0.93	0.83	0.98	0.16	0.21	0.25
Net loan charge-offs to average loans	0.24	0.21	0.28	0.06	0.02	0.20	0.18
Capital Ratios:
Average total shareholders’ equity to average assets	13.35%	10.28%	10.71%	10.18%	9.22%	9.63%	9.01%
Tangible common equity to tangible assets (14)	7.51	5.17	8.88	5.22	7.10	5.92	6.37
Tier 1 leverage ratio	9.16	7.46	11.27	7.42	9.01	7.65	7.63
Tier 1 risk-based ratio	11.94	9.57	14.07	9.32	11.81	10.70	11.13
Total risk-based ratio	13.58	10.63	15.69	10.37	13.06	11.96	12.36
Other Data:
Number of banking offices	88	80	88	81	49	44	42
Number of employees (full-time equivalent basis)	1,416	1,304	1,312	1,294	752	701	607

(1)	All share and per share information for all periods presented have been adjusted for a five-for-four split of our common stock that was effected as a dividend to shareholders of record as of August 15, 2005.

(2)	Shares used for book value and tangible book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(3)	Net of unearned discounts but before deduction of allowance for loan loss.

(4)	Total loans include loans held for sale.

(5)	Tangible shareholders’ equity is calculated as total shareholders’ equity less goodwill, core deposit intangible assets, title plant assets, and mortgage servicing rights.

(6)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(7)	Return on average tangible assets is calculated by dividing net income less amortization of intangibles by average assets less average intangibles.

(8)	Return on average tangible equity is calculated by dividing net income less amortization of intangibles by average equity less average intangibles.

(9)	Return on average common equity is calculated by dividing net income available to common shareholders by average common equity.

(10)	Return on average tangible common equity is calculated by dividing net income available to common shareholders less amortization of intangibles by average common equity less average intangibles.

(11)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(12)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(13)	The tangible efficiency ratio is calculated by dividing non-interest expense less amortization of intangibles by the sum of net interest income on a fully taxable equivalent basis plus non-interest income.

(14)	Tangible common equity to tangible assets is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

RISK FACTORS

Investing in shares of our common stock involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference into this prospectus before purchasing shares of our common stock. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. In addition, there are risks beyond our control. If any of these risks actually occurs, our business, financial condition or results of operations could be negatively affected.

Risks About Our Company

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

Although we remain well capitalized and have not suffered from liquidity issues, we are operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. We retain direct exposure to the residential and commercial real estate markets, and we could be affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse affect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, a continued deterioration in local economic conditions in our markets could drive losses beyond those which are provided for in our allowance for loan losses and result in the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power.

Disruptions in the global financial markets could adversely affect our results of operations and financial condition.

Since mid-2007, global financial markets have suffered substantial disruption, illiquidity and volatility. These circumstances resulted in significant government assistance to a number of major financial institutions. These events have significantly diminished overall confidence in the financial markets and in financial institutions and have increased the uncertainty we face in managing our business. If these disruptions continue or other disruptions in the financial markets or the global or our regional economic environment arise, they could have an adverse effect on our future results of operations and financial condition, including our liquidity position, and may affect our ability to access capital.

We cannot predict the effect on our operations of recent legislative and regulatory initiatives that were enacted in response to the ongoing financial crisis.

The U.S. federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to deal with the worldwide financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful.

In the United States, the federal government has adopted the Emergency Economic Stabilization Act of 2008 (enacted on October 3, 2008), or the EESA, the American Recovery and Reinvestment Act of 2009 (enacted on February 17, 2009), or the ARRA. With authority granted under these laws, the Treasury Department has proposed a financial stability plan that is intended to:

•	provide for the government to invest additional capital into banks and otherwise facilitate bank capital formation;

•	temporarily increase the limits on federal deposit insurance; and

•	provide for various forms of economic stimulus, including to assist homeowners restructure and lower mortgage payments on qualifying loans.

In addition to the EESA and ARRA, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of recently enacted or new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans.

President Obama recently announced a proposal to reform the U.S. financial system. Among other things, the plan would merge the Office of Thrift Supervision (IBERIABANK fsb’s federal regulator) with the Office of the Comptroller of the Currency, create a new consumer protection agency and authorize greater powers for the Federal Reserve Board.

There can be no assurance that the financial stability plan proposed by the Treasury Department and the President’s proposals, or any other legislative or regulatory initiatives enacted or adopted in response to the ongoing economic crisis, will be effective at dealing with the ongoing economic crisis and improving economic conditions globally, nationally or in our markets or that the measures adopted will not have adverse consequences.

Our recent growth and financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our stated growth strategy is to grow organically and supplement that growth with select acquisitions. Over the last few years, we have continued to fill out our Louisiana franchise by adding de novo branches in attractive markets where we believe we have a competitive advantage and will continue to do so. In the wake of Hurricanes Katrina and Rita in 2005, we implemented a branch expansion initiative whereby we opened banking offices in various southern Louisiana communities. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our organic, or internal, growth strategy, which depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at a reasonable cost, sufficient capital to support our growth initiatives, competitive factors, banking laws, and other factors.

Supplementing our internal growth through acquisitions is an important part of our strategic focus. Since 1995, approximately 46% of our asset growth has been through acquisitions, or external growth. Our acquisition efforts have focused on targeted entities in markets in which we currently operate and markets in which we believe we can compete effectively. As consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. We compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. Our issuance of additional securities will dilute existing shareholders’ equity interest in us and may have a dilutive effect on our earnings per share. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of nonperforming assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of our common stock.

Like most banking organizations, our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results.

As of March 31, 2009, our total loan portfolio was approximately $3.8 billion, or 67.7% of our total assets. The major components of our loan portfolio include 62.3% of commercial loans, both real estate and business, 13.6% of mortgage loans comprised primarily of residential one to four family mortgage loans, and 24.1% of consumer loans. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market areas. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security.

Our loan portfolio has and will continue to be affected by the on-going correction in residential real estate prices and reduced levels of home sales.

There has been a general slowdown in housing construction in some of our market areas, reflecting declining prices and excess inventories of houses to be sold, particularly impacting borrowers in our Northwest Arkansas and Memphis markets. As a result, home builders have shown signs of financial deterioration. A soft residential housing market, increased delinquency rates, and a weakened secondary credit market have affected the overall mortgage industry. We expect the home builder market to continue to be volatile and anticipate continuing pressure on the home builder segment in the coming months. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If the slowdown in the housing market continues, we could experience higher charge-offs and delinquencies beyond that which is provided in our allowance for loan losses. As such, the Company’s earnings could be adversely affected through a higher than anticipated provision for loan losses and charge offs of loans.

At March 31, 2009, we had:

•	$504.0 million of home equity loans and lines, representing 13.4% of total loans and leases.

•

$476.9 million in residential real estate loans, representing 12.7% of total loans and leases. Adjustable-rate mortgages, primarily mortgages that have a fixed rate for the first three to five years and then adjust annually, comprised 20.8% of this portfolio.

•	$75.9 million of loans to single family home builders, including loans made to both middle market and small business home builders. These loans represented 2.0% of total loans and leases.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance for loan losses is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of our classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on our financial statements. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses would have an adverse effect on our operating results and financial condition.

Commercial loans and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because our loan portfolio contains a significant number of commercial loans and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses; or, an increase in loan charge-offs, any or all of which would have an adverse impact on our results of operations and financial condition.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. As of March 31, 2009, our interest rate risk model indicated we are slightly asset sensitive, meaning interest rate changes would be expected to impact our asset yields more than our liability costs.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, the money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

If we or our banks were unable to borrow funds through access to capital markets, we may not be able to meet the cash flow requirements of our depositors and borrowers, or the operating cash needs to fund corporate expansion and other corporate activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of our banks is used to make loans and leases to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits are established by the board of directors. Management and our investment committee regularly monitor the overall liquidity position of the banks and the Company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Management and our investment committee also establish policies and monitor guidelines to diversify our banks’ funding sources to avoid concentrations in any one market source. Funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. The banks are also members of the Federal Home Loan Bank System, which provides funding through advances to members that are collateralized with mortgage-related assets.

We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed. These sources include sales or securitizations of loans, our ability to acquire additional national market, non-core deposits, additional collateralized borrowings such as Federal Home Loan Bank advances, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our banks also can borrow from the Federal Reserve’s discount window.

Amounts available under our existing credit facilities consist of $919.9 million in Federal Home Loan Bank notes and $145.0 million in the form of federal funds and other lines of credit.

If we were unable to access any of these funding sources when needed, we might be unable to meet customers’ needs, which could adversely impact our financial condition, results of operations, cash flows and liquidity, and level of regulatory-qualifying capital.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of our Company and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Acquisitions or mergers entail risks which could negatively affect our operations.

A significant part of our growth strategy is external growth, primarily through acquisitions of, or mergers with other companies. Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	our ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, we may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. Our failure to successfully integrate current and future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

We rely heavily on our management and other key personnel, and the loss of key members may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. The unexpected loss of key senior managers, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition, results of operations, and future prospects.

Competition may decrease our growth or profits.

We compete for loans, deposits, title business and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, private lenders and title companies, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. Adverse perceptions regarding our business practices and/or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

Changes in government regulations and legislation could limit our future performance and growth.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders.

The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

Recent increases in deposit insurance coverage are expected to increase our FDIC insurance assessments and result in higher noninterest expense.

The FDIC announcement of an increase in premiums charged for FDIC insurance protection affects FDIC member institutions, including IBERIABANK and IBERIABANK fsb. Although the two financial institutions have historically paid low premium rates due to their sound financial position, the announced premium increases will have an adverse effect on our results of operations and, should more bank failures occur, the premium assessments could continue to increase.

During 2008 and continuing into 2009, the number of bank failures has impacted resolution costs of the FDIC and depleted the deposit insurance fund. In response, the EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The limits are scheduled to return to $100,000 on January 1, 2014. The temporary increase in insured deposit results in a higher assessment for IBERIABANK and IBERIABANK fsb and will adversely affect our results of operations as an increase in noninterest expense.

Separate from the EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. In 2008, we elected to participate in the deposit guarantee portion of the TLG Program, and as a result are subject to a coverage charge of 10 basis points per annum for noninterest-bearing deposit accounts. In June 2009, the FDIC proposed a potential extension of the deposit guarantee portion of the TLG Program. Under this proposal, the Program would be extended beyond the current expiration date of December 31, 2009, to June 30, 2010, and annual fees would increase to 25 basis points. This assessment will also adversely affect our results of operations.

These programs have placed additional stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by seven cents for every $100 of deposits beginning with the first quarter of 2009, with additional changes beginning April 1, 2009, which require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

In May 2009, the FDIC voted to amend the restoration plan and impose a special assessment of 10 basis points of each insured institution’s assets less its Tier 1 capital as of June 30, 2009, which would be collected on September 30, 2009. The rule also permits the FDIC to impose an additional emergency special assessment after June 30, 2009, of up to five basis points if necessary to maintain public confidence in federal deposit insurance. The FDIC has not issued its final rules regarding the special assessments. The special assessment imposed, as well as any additional assessment, will adversely affect our results of operations.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels.

The geographic concentration of our markets makes our banking business highly susceptible to local economic conditions.

Unlike larger organizations that are more geographically diversified, the Company’s banking offices are primarily concentrated in selected markets in Louisiana and Arkansas. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit, credit, title and trust relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Like other coastal areas, some of our markets in Louisiana are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

We are exposed to intangible asset risk which could impact our financial results.

In accordance with generally accepted accounting principles, we record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions typically result in recording goodwill. We perform a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Although management’s testing for 2008 indicated no impairment of its goodwill, and thus no charge was recorded in our operating results for the year ended December 31, 2008, adverse conditions in our business climate, including a significant decline in future operating cash flows, a significant change in our stock price or market capitalization, or a deviation from our expected growth rate and performance may significantly affect the fair value of our goodwill and may trigger an impairment loss, which could be materially adverse to our operating results and financial position.

Risks About Our Common Stock

We cannot guarantee that we will pay dividends to shareholders in the future.

There can be no assurance of whether or when we may pay dividends in the future. Cash available to pay dividends to our shareholders is derived primarily, if not entirely, from dividends paid to us from our subsidiaries. The ability of our subsidiary banks to pay dividends to us as well as our ability to pay dividends to our shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. We may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends.

We are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made.

The trading history of our common stock is characterized by modest trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on NASDAQ. During the five months ended May 31, 2009, the average daily trading volume of our common stock was approximately              shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent our shareholders from selling common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, shareholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

We may issue additional securities, which could dilute your ownership percentage.

In many situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Any such issuance would dilute the ownership of current holders of our common stock.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering to fund future acquisitions and for general corporate purposes, our board of directors retains significant discretion with respect to the use of proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us. We may use the proceeds to fund future acquisitions of other businesses. In addition, if we use the funds to acquire other businesses, there can be no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents incorporated by reference into it that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words “estimate,” “goal,” “assess,” “project,” “pro forma,” “believe,” “intend,” “plan,” “anticipate,” “expect,” “target,” “objective,” “assumption,” and similar words.

These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	estimates of risks and of future costs and benefits;

•	expectations regarding our future financial performance;

•	assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;

•	assessments of liquidity, off-balance sheet risk, and interest rate risk; and

•	statements of our ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. These other matters include, among other things, the direct and indirect effects of the recent subprime, consumer lending and credit market issues on interest rates, credit quality, loan demand, liquidity, and monetary and supervisory policies of banking regulators. Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section beginning on page S-11 of this prospectus supplement and the “Risk Factors” sections contained in our reports to the SEC that are incorporated by reference into this prospectus.

The cautionary statements in this prospectus and the documents incorporated by reference into this prospectus also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

USE OF PROCEEDS

We intend to use the net proceeds of this offering of common stock to fund possible future acquisitions of other financial services businesses, general corporate purposes, our working capital needs and investment in our subsidiaries to support our continued growth. We currently have no arrangements or understandings regarding any specific future acquisitions. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on an actual basis; and

•

on an as-adjusted basis, to give effect to the sale of              shares of common stock offered by us at the public offering price of $             per share in this offering, and after deducting the underwriting discount and our estimated offering expenses.

	As of March 31, 2009
	Actual	As Adjusted
	(in thousands, except shares)
Certain Long-Term Debt
Subordinated debt	$25,000
Junior subordinated debentures – trust preferred securities	111,860

Certain long-term debt	$136,860	$

Shareholders’ Equity
Preferred stock, $1.00 par value; authorized 5,000,000 shares; none issued, actual	$—		$—
Common stock, $1.00 par value; authorized 25,000,000 shares; 17,677,000 shares issued, actual; and issued, as adjusted	17,677
Additional paid-in capital	471,909
Retained earnings	219,137
Accumulated other comprehensive loss	19,979
Less treasury stock, at cost, 1,823,000 shares	(73,116)

Total shareholders’ equity	$655,586	$

Certain long-term debt and shareholders’ equity	$792,446	$

Consolidated Capital Ratios
Tangible equity to tangible assets	7.51%
Leverage ratio	9.16%
Tier 1 risk based capital ratio	11.94%
Total risk based capital ratio	13.58%

Please see the “Prospectus Supplement Summary” section for a description of options and restricted stock outstanding.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS DECLARED

Our common stock is listed on NASDAQ under the symbol “IBKC.” Set forth below are the high and low sales prices for our common stock as reported by the NASDAQ for the two most recently completed fiscal years, the first fiscal quarter of the current fiscal year and the period from April 1, 2009 through June     , 2009. Also set forth below are dividends declared per share in each of these periods:

	High	Low	Dividends Declared
2007
First Quarter	$59.11	$53.62	$0.32
Second Quarter	$55.90	$49.45	$0.34
Third Quarter	$53.35	$40.81	$0.34
Fourth Quarter	$54.19	$44.69	$0.34

2008
First Quarter	$51.97	$40.02	$0.34
Second Quarter	$53.35	$44.18	$0.34
Third Quarter	$62.50	$40.87	$0.34
Fourth Quarter	$56.15	$42.04	$0.34

2009
First Quarter	$48.04	$35.78	$0.34
Second Quarter (through 6/26/09)	$51.44	$41.00	$0.34

On June 26, 2009, the closing price for our common stock as reported on the NASDAQ was $41.59. As of June 26, 2009, there were approximately 2,100 holders of our common stock.

The timing and amount of future dividends are at the discretion of our board of directors and will depend upon our consolidated earnings, financial condition, liquidity and capital requirements, the amount of cash dividends paid to us by our subsidiaries, applicable government regulations and policies and other factors considered relevant by our board of directors. Our board of directors anticipates we will continue to pay quarterly dividends in amounts determined based on the factors discussed above, but dividends may be terminated at any time and in the sole discretion of our board of directors. Capital distributions, including dividends, by our subsidiaries such as the IBERIABANK and IBERIABANK fsb are subject to restrictions tied to such institution’s earnings. For a description of these restrictions, see the section of our Annual Report on Form 10-K for the year ended December 31, 2008 entitled “Supervision and Regulation,” which is incorporated by reference herein.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with                                                  , as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Underwriters	Number of Shares of Common Stock
Goldman, Sachs & Co.
Keefe, Bruyette & Woods
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the shares of common sock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Nasdaq Global Select Market Listing

The shares of our common stock have been approved for listing and will be eligible for trading on the Nasdaq Global Select Market under the symbol “IBKC”. Goldman, Sachs & Co. and Keefe, Bruyette & Woods have advised the Company that they presently intend to make a market in the shares of our common stock prior to and after the completion of the offering. No assurance can be made as to the liquidity of the shares of our common stock or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distributions rate have been determined by negotiations among our representatives and the underwriters, and the offering price of the shares of our common stock may not be indicative of the market price following the offering. The underwriters will have no obligation to make a market in the shares of our common stock, however, and may cease market-making activities, if commenced, at any time.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus supplement, to purchase up to an aggregate of              additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus supplement.

To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus supplement.

Commissions and Expenses

The underwriters propose to offer shares of our common stock directly to the public at $             per share and to certain dealers at such price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$	$	$
Underwriting discount

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            .

Lock-Up Agreements

We, our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Goldman, Sachs & Co. and Keefe, Bruyette & Woods, as the representatives on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Goldman, Sachs & Co. and Keefe, Bruyette & Woods in their sole discretion may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares of our common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares of our common stock in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

•

Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of our common stock to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared with the price at which they may purchase shares of our common stock through exercise of the over-allotment option. If the underwriters sell more shares of our common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, that position can be closed out only by buying shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of our common stock in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares of our common stock or preventing or retarding a decline in the market price of the shares of our common stock. As a result, the price of the shares of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of our common stock. These transactions may be effected on the Nasdaq Global Select Market in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefore on or about the date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

Foreign Selling Restrictions

In relation to each Member State of the European Economic Area (including the EU, Iceland, Norway and Liechtenstein), which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

We incorporated by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 (filed on March 16, 2009);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed on May 11, 2009);

•

Our Current Reports on Form 8-K dated January 12, 2009 (filed on January 15, 2009), February 16, 2009 (filed on February 19, 2009), February 26, 2009 (filed on February 27, 2009), March 31, 2009 (filed on March 31, 2009, and amended on April 3, 2009), April 22, 2009 (filed on April 24, 2009), April 27, 2009 (filed on April 28, 2009), May 20, 2009 (filed on May 20, 2009), May 26, 2009 (filed on May 27, 2009), and June 15, 2009 (filed on June 17, 2009); and

•	The description of our common stock, which is registered under Section 12 of the Exchange Act, contained in our registration statement on Form 8-A, filed on March 28, 1995.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering (other than information in such additional documents that is deemed, under SEC rules, to have been furnished and not to have been filed). These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing.

These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

AVAILABLE INFORMATION

Our filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments thereto, are available on our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. Copies can be obtained free of charge in the “Investor Relations” section of our website at www.iberiabank.com. Our SEC filings are also available through the SEC’s website at www.sec.gov. Copies of these filings are also available by writing to us at the following address:

IBERIABANK Corporation

P.O. Box 52747

Lafayette, Louisiana 70505-2747

LEGAL MATTERS

Certain legal matters with respect to the common stock offered under this prospectus will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by DLA Piper LLP (US), Washington, DC.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007 and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Castaing, Hussey & Lolan, LLC, independent registered public accounting firm, has audited our consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006, included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006 are incorporated by reference in reliance on Castaing, Hussey & Lolan, LLC’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

Common Stock
Serial Preferred Stock
Depositary Shares
Rights
Warrants
Units

The securities listed above may be offered and sold by us and/or by one or more selling security holders to be identified in the future. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any shares of securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “IBKC.”

You should refer to the risk factors included in our periodic reports, the applicable prospectus supplement and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities. See “Risk Factors” on page 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities are not savings accounts, deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

The date of this prospectus is June 29, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or delayed offering process. By using a shelf registration statement, we may, from time to time, sell any or all of these securities or any combination of rights, units, warrants, preferred stock, depositary shares and common stock, in one or more offerings. The preferred stock, warrants, and rights may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of us or debt or equity securities of one or more other entities.

This prospectus provides you with a general description of the securities we may offer. Each time we offer and sell any of these securities we will provide a prospectus supplement that contains specific information about the terms of that offering. The supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement may be read at the United States Securities and Exchange Commission’s internet website at http://www.sec.gov or at its office mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date of the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

In this prospectus, the terms “we,” “us,” and “our” refer to IBERIABANK Corporation and our subsidiaries.

RISK FACTORS

An investment in our securities involves risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein or therein. Additional risks and uncertainties not known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 000-25756). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or the applicable prospectus supplement or incorporated by reference in this prospectus. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporated by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 (filed on March 16, 2009);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed on May 11, 2009);

•

Our Current Reports on Form 8-K dated January 12, 2009 (filed on January 15, 2009), February 16, 2009 (filed on February 19, 2009), February 26, 2009 (filed on February 27, 2009), March 31, 2009 (filed on March 31, 2009, and amended on April 3, 2009), April 22, 2009 (filed on April 24, 2009), April 27, 2009 (filed on April 28, 2009), May 20, 2009 (filed on May 20, 2009), May 26, 2009 (filed on May 27, 2009), and June 15, 2009 (filed on June 17, 2009); and

•	The description of our common stock, which is registered under Section 12 of the Exchange Act, contained in our registration statement on Form 8-A, filed on March 28, 1995.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering (other than information in such additional documents that is deemed, under SEC rules, to have been furnished and not to have been filed). These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

You can obtain any of the documents incorporated by reference from us, the SEC, or the SEC’s internet web site as described above. See “Where You Can Find More Information.” Documents incorporated by reference, including any exhibits specifically incorporated by reference therein, are available from us without charge. You may obtain copies of documents incorporated by reference without charge by requesting them in writing or by telephone from:

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Attention: George J. Becker III, Secretary

(337) 521-4003

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, the documents incorporated by reference into it, and any prospectus supplements that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words “estimate,” “goal,” “assess,” “project,” “pro forma,” “believe,” “intend,” “plan,” “anticipate,” “expect,” “target,” “objective,” “assumption,” and similar words.

These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	estimates of risks and of future costs and benefits;

•	expectations regarding our future financial performance;

•	assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;

•	assessments of liquidity, off-balance sheet risk, and interest rate risk; and

•	statements of our ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. These other matters include, among other things, the direct and indirect effects of the recent subprime, consumer lending and credit market issues on interest rates, credit quality, loan demand, liquidity, and monetary and supervisory policies of banking regulators. Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” sections contained in our reports to the SEC.

The cautionary statements in this prospectus, any accompanying prospectus supplement, and any documents incorporated by reference also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus or any prospectus supplement, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

OUR COMPANY

IBERIABANK Corporation

IBERIABANK

IBERIABANK fsb

IBERIABANK Corporation, a Louisiana corporation, is a multi-bank financial holding company with 152 combined offices, including 90 bank branch offices in Louisiana, Arkansas and Tennessee, 26 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 35 locations in eight states. As of March 31, 2009, we had consolidated assets of $5.5 billion, total deposits of $4.1 billion and shareholders’ equity of $655.6 million.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and the telephone number at that office is (337) 521-4003. Our internet website is located at http://www.iberiabank.com.

Subsidiaries

IBERIABANK Corporation is the holding company for IBERIABANK, a Louisiana banking corporation headquartered in Lafayette, Louisiana; IBERIABANK fsb, a federal savings bank headquartered in Little Rock, Arkansas, and Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas.

IBERIABANK has four active, wholly-owned non-bank subsidiaries, Iberia Financial Services, LLC; IBERIABANK Insurance Services; IBERIABANK Asset Management, Inc.; and Acadiana Holdings, LLC. Iberia Financial Services manages the brokerage services offered by IBERIABANK. At March 31, 2009, IBERIABANK’s equity investment in Iberia Financial Services was $2.2 million, and Iberia Financial Services had total assets of $2.7 million. IBERIABANK Insurance Services is a licensed insurance agency and facilitates the receipt of insurance commissions from the sale of variable annuities, life, health, dental and accident insurance products. At March 31, 2009, IBERIABANK’s equity investment in IBERIABANK Insurance Services was $0.1 million, and IBERIABANK Insurance Services had total assets of $0.2 million. Acadiana Holdings owns and operates a commercial office building that also serves as IBERIABANK Corporation’s headquarters and IBERIABANK’s main office. At March 31, 2009, IBERIABANK’s equity investment in Acadiana Holdings was $9.8 million, and Acadiana Holdings had total assets of $10.8 million. IBERIABANK Asset Management provides wealth management services to high net worth individuals, pension funds, corporations and trusts. IBERIABANK’s equity investment in IBERIABANK Asset Management was $10.8 million at March 31, 2009.

IBERIABANK fsb has two active, wholly-owned non-bank subsidiaries, IBERIABANK Mortgage Company and P.F. Services, Inc. IBERIABANK Mortgage offers one-to-four family residential mortgage loans in Louisiana, Arkansas, Tennessee, Mississippi, Oklahoma, Texas, Missouri and Illinois. At March 31, 2009, IBERIABANK fsb’s equity investment in IBERIABANK Mortgage was $24.9 million, and IBERIABANK Mortgage had total assets of $99.4 million. IBERIABANK fsb’s equity investment in P.F. Services, inc. was $0.3 million, and P.F. Services, Inc. had total assets of $0.3 million at March 31, 2009.

Lenders Title provides a full line of title insurance and loan closing services for both residential and commercial customers in locations throughout Arkansas. Lenders Title has two active, wholly-owned subsidiaries, Asset Exchange, Inc. and United Title of Louisiana, Inc. Asset Exchange, Inc. provides qualified intermediary services to facilitate Internal Revenue Code Section 1031 tax deferred exchanges. At March 31, 2009, Lenders Title’s equity investment in Asset Exchange, Inc. was less than $0.1 million, and Asset Exchange, Inc. had total assets of $0.3 million. United Title provides a full line of title insurance and loan closing services for both residential and commercial customers in locations throughout Louisiana. At March 31, 2009, Lenders Title’s equity investment in United Title was $0.7 million, and United Title had total assets of $6.3 million.

USE OF PROCEEDS

We intend to use the net proceeds from sales of our securities as set forth in the applicable prospectus supplement or pricing supplement relating to a specific issuance of securities. Our general corporate purposes may include:

•	financing possible acquisitions of failed institutions from the Federal Deposit Insurance Corporation;

•	financing possible acquisitions of other financial institutions in negotiated transactions;

•	financing acquisitions of branches from other financial institutions in negotiated transactions;

•	financing acquisitions of other businesses that are related to banking, or diversification into other banking-related businesses;

•	extending credit to, or funding investments in, our subsidiaries;

•	repurchasing our outstanding capital stock; and

•	repaying, reducing or refinancing indebtedness.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies, to fund our subsidiaries, to finance acquisitions or otherwise. We intend to use the net proceeds from sales of the securities in the manner and for the purpose set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 2008 and each of the three-month periods ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges:
Including interest on deposits	1.55x	1.57x	1.44x	1.42x	1.68x	1.60x	2.16x
Excluding interest on deposits	3.13x	3.20x	2.84x	2.70x	4.21x	3.18x	4.90x
Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	1.36x	1.57x	1.44x	1.42x	1.68x	1.60x	2.16x
Excluding interest on deposits	2.03x	3.20x	2.84x	2.70x	4.21x	3.18x	4.90x

For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

•	income before taxes; and

•	fixed charges.

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

•	interest and debt expenses, including interest on deposits, and, in the second alternatives shown above, excluding interest on deposits; and

•	that portion of net rental expense deemed to be the equivalent to interest on long-term debt.

We had shares of preferred stock outstanding in the three months ended March 31, 2009. All of the preferred shares were redeemed by us on March 31, 2009. No shares of preferred stock are currently outstanding.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of IBERIABANK Corporation capital stock. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “Where You Can Find More Information” on page 1.

General

IBERIABANK Corporation is authorized to issue 25,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of serial preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK Corporation common stock.

As of June 24, 2009, there were 16,141,558 shares of common stock of IBERIABANK Corporation outstanding, 1,535,101 shares of common stock of IBERIABANK Corporation were held in treasury and 1,484,974 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and IBERIABANK fsb. Payments of dividends by IBERIABANK and IBERIABANK fsb are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK and/or IBERIABANK fsb, IBERIABANK Corporation, as holder of the subsidiaries’ capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK and IBERIABANK fsb (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of IBERIABANK fsb, all assets of IBERIABANK and IBERIABANK fsb available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. The IBERIABANK Corporation common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock.

RIGHTS OF IBERIABANK CORPORATION SHAREHOLDERS

IBERIABANK Corporation is a Louisiana corporation governed by the Louisiana Business Corporation Law and IBERIABANK Corporation’s articles of incorporation and bylaws. The following discussion is necessarily general; it is not intended to be a complete statement of all the rights of IBERIABANK Corporation shareholders, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Delaware General Corporation Law, as well as to IBERIABANK Corporation’s articles of incorporation and bylaws.

Authorized Capital Stock

IBERIABANK Corporation’s articles of incorporation authorize the issuance of 25,000,000 shares of common stock, par value $1.00 per share, of which 16,141,558 shares were issued and outstanding and 1,535,101 were held in treasury as of June 24, 2009, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding. Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation shareholders do not have any preemptive rights with respect to any conversion, redemption or sinking fund provision. IBERIABANK Corporation shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations.

The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

Amendment of Articles of Incorporation and Bylaws

No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 10 members. Directors are divided into three classes as nearly equal in number as possible, with each class elected to a staggered three-year term. The directors do not need to be shareholders of IBERIABANK Corporation.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believes that a change in the composition of the board is desirable. The general effect of these provisions will be to require at least two (and possibly three) annual shareholders’ meetings, instead of one, to change control of the board. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Removal of Directors

IBERIABANK Corporation’s articles of incorporation provide that any director may be removed without cause upon the affirmative vote of the holders of not less than 75% of the outstanding shares of IBERIABANK Corporation entitled to vote and may be removed with cause upon the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Cause for removal shall exist only if the director has been either declared incompetent by court order, convicted of a felony or an offense punishable by imprisonment for a term of more than one year, or deemed liable for gross negligence or misconduct in the performance of the director’s duties.

Limitations on Director Liability

IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Indemnification

The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and

•	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

The Louisiana Business Corporation Law also permits a Louisiana corporation, in its articles of incorporation, to limit the personal liability of its directors and officers in actions brought on behalf of the corporation or its shareholders for monetary damages, with certain exceptions, as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Special Meetings of Shareholders

Special meetings of the shareholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

Consent of Shareholders

Under Louisiana law, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

Shareholder Nominations

IBERIABANK Corporation’s articles of incorporation establish advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and stockholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholder. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

Business Combinations and Control Share Acquisitions

The Louisiana Fair Price Statute is intended to deter the use of “two-tier” tender offers in which a hostile acquirer obtains a controlling interest in a Louisiana corporation at a premium price and subsequently seeks to “squeeze out” the remaining shareholders at a lower price or for a less attractive form of consideration. Under the statue, a merger or certain other “business combinations” involving a beneficial owner of 10% or more of the corporation’s outstanding shares (an “Interested Shareholder”) must be recommended by the board of directors and approved by both (i) 80% of the corporation’s total voting power and (ii) two-thirds of the corporation’s total voting power, excluding the shares held by the Interested Shareholder. These approval requirements do not apply if (i) the business combination is approved by the board of directors before the Interested Shareholder first obtains such status or (ii) the business combination satisfies certain minimum price, form of consideration and procedural requirements.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

Dissenters’ Rights

The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its shareholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its shareholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a shareholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: a sale pursuant to an order of a court; a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders within one year after the date of the sale; or shareholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Shareholders’ Rights to Examine Books and Records

Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person or group of persons that has been a shareholder or shareholders of record of at least 5% of the outstanding shares of any class for at least six months (individually or jointly) is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the shareholder qualified and is requesting the records for a proper and reasonable purpose.

Dividends

Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions to its shareholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation; (iii) the corporation would be unable to pay its obligations to creditors as they become due in the ordinary course of business; (iv) the highest liquidation preferences of shares entitled to such preference over the shares receiving the dividend would exceed the corporation’s net assets; or (v) the payment of the dividend would be contrary to any provision of the corporation’s articles of incorporation. Substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institutions, and there are various statutory and regulatory limitations on the ability of such subsidiaries to pay dividends to IBERIABANK Corporation.

DESCRIPTION OF OTHER SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our depositary shares, rights, warrants, and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update, or change the terms and conditions of the securities as described in this prospectus.

Depositary Shares

In this section, we describe the general terms and provisions of the depositary shares that we may offer. This summary does not purport to be exhaustive and is qualified in its entirety by reference to the relevant deposit agreement and depositary receipts with respect to any particular series of depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may offer depositary shares representing receipts for fractional interests in serial preferred stock in the form of depositary shares. Each depositary share would represent a fractional interest in serial preferred stock and would be represented by a depositary receipt.

The serial preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States, which we refer to in this prospectus as the “depositary.” We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to the applicable fraction of a share of serial preferred stock represented by the depositary share, including any dividend, voting, redemption, conversion, and liquidation rights. If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in the serial preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depository receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

The description in the applicable prospectus supplement and other offering material of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of the applicable depositary agreement if we offer depositary shares, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable depositary agreement, the applicable prospectus supplement and any other offering material in their entirety.

Rights

In this section, we describe the general terms and provisions of the rights to securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregate number of rights issued and the aggregate amount of securities purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire, and any applicable U.S. Federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements, or rights certificates described in a prospectus supplement differ from any of the terms described here, then the terms described here will be deemed to have been superseded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

Warrants

We may issue warrants from time to time in one or more series for the purchase of our common stock or preferred stock or any combination of those securities. Warrants may be issued independently or together with any shares of common stock or shares of preferred stock or offered by any prospectus supplement and may be attached to or separate from common stock or preferred stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent, or any other bank or trust company specified in the related prospectus supplement relating to the particular issue of warrants. The warrant agent will act as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants.

The following is a general description of the warrants we may issue. The applicable prospectus supplement will describe the specific terms of any issuance of warrants. The terms of any warrants we offer may differ from the terms described in this prospectus. As a result, we will describe in the prospectus supplement the specific terms of the particular series of warrants offered by that prospectus supplement. Accordingly, for a description of the terms of a particular series of warrants, you should carefully read this prospectus, the applicable prospectus supplement, and the applicable warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms. If warrants are offered by us, the prospectus supplement will describe the terms of the warrants, including the following if applicable to the particular offering:

•	the title of the warrants;

•	the total number of warrants;

•	the number of shares of common stock purchasable upon exercise of the warrants to purchase common stock and the price at which such shares of common stock may be purchased upon exercise;

•	the designation and terms of the preferred stock with which the warrants are issued and the number of warrants issued with each share of preferred stock;

•	the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	if applicable, the date on which the right to exercise the warrants will commence and the date on which this right will expire;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	a discussion of federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants may be exchanged for new warrants of different denominations, may be presented for registration of transfer, and may be exercised at the office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of shares of common stock or shares of preferred stock purchasable upon exercise, including the right to receive payments of dividends, if any, on the shares common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants. Each warrant will entitle the holder to purchase a number of shares of common stock or shares of preferred stock at an exercise price as will in each case be set forth in, or calculable from, the prospectus supplement relating to those warrants. Warrants may be exercised at the times set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date (or any later date to which the expiration date may be extended by us), unexercised warrants will become void. Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement relating thereto, warrants may be exercised by delivery to the warrant agent of the certificate evidencing the warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase shares of commons tock or shares of preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of the payment and the certificate representing the warrants to be exercised properly completed and duly executed at the office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or shares of preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by that certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

Units

In this section, we describe the general terms and provisions of the units that we may offer. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit certificate, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit certificate if we offer units, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable unit certificate and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

The following sets forth a general summary of the plan of distribution for securities we may offer. The applicable prospectus supplement may update and supersede this summary.

We or any selling security holders identified in the applicable prospectus supplement may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in a prospectus supplement, including;

•	the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any delayed delivery arrangements.

The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Any public offering price and any discounts or concessions to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwrites may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives, then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities offered from time to time under this prospectus will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, Washington, DC. If legal matters are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in the prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Castaing, Hussey & Lolan, LLC, independent registered public accounting firm, has audited our consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2006, which are included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006, are incorporated by reference in reliance on Castaing, Hussey & Lolan, LLC’s report, given on their authority as experts in accounting and auditing.